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PRESS RELEASE

                Acergy S.A. announces new Chief Executive Officer

London, England - March 11, 2008 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), announces that Mr. Jean P. Cahuzac will join Acergy as Chief Executive Officer with effect from April 14, 2008. Mr Cahuzac will join the Board following the AGM on May 23, 2008 subject to shareholder approval.

Prior to joining Acergy, Jean gained over 29 years experience in the offshore industry, formerly with Schlumberger, and latterly at Transocean, where he held the positions of Chief Operating Officer and then President, prior to the recent merger with Global SantaFe.

Mark Woolveridge, Chairman, Acergy S.A. said:

"We are delighted to have secured such a high-calibre appointment to lead Acergy. Jean has tremendous knowledge of our industry and a great breadth and depth of management experience coming from a best-in-class environment."

Jean Cahuzac, said:

"Acergy is well respected in the industry with a leading market position and strong growth prospects worldwide. I am looking forward to joining Acergy and having the opportunity to play a leading role in the next phase of the Group's continued growth and development."

Tom Ehret, Chief Executive Officer, Acergy S.A. said:

"I am confident that Jean is the right person to lead Acergy and, with the support of his management team and the Board, he will succeed in delivering further growth and securing the future that Acergy richly deserves."

As announced in December last year Mr Ehret will continue to work as an Executive Director during the handover period to Mr Cahuzac and it is confirmed that he will take up the non-Executive Directorship on the Board with effect from 30 June 2008.

Contacts:

Karen Menzel                         Patrick Handley
Acergy S.A.                          Brunswick Group LLP
+44 (0)20 7290 1744                  +44 (0)20 7404 5959
karen.menzel@acergy-group.com        acergy@brunswickgroup.com
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Career Profile:

Jean P. Cahuzac has over 29 years of experience within the offshore oil and gas industry, having held various technical and senior management positions around the world. His service included a variety of technical, engineering and managerial positions in Africa, Brazil, the UK and the USA.

2000 - Present     Transocean Inc. roles included:

     o Executive, V.P., Assets following the Company merger with GlobalSanteFe in late 2007
     o    President, based in Houston, USA
     o    Executive V.P. & Chief Operating Officer, based in Houston, USA.
     o EVP & Operations Manager Europe / Africa / Middle East, based in Houston, USA

1979 - 2000        Schlumberger - Sedco Forex roles included:

     o    President, based in Paris, France
     o Executive V.P. - Unit Manager Europe - Africa, based in Aberdeen, UK and Paris, France
     o    V.P. Engineering and shipyards manager, based in Paris, France
     o    Division Manager - France, UK, based in Aberdeen, UK
     o Field Engineer, based in various locations including Algeria, Brazil, France, Gabon, Libya, Nigeria and the UK

     o    1978 - 1979: French Navy
     o 1977 - 1978: French Petroleum Institute, Paris, France (Petroleum Engineering)
     o    1974 - 1977: Ecole des Mines, St Etienne, France (Mechanical
          Engineering)
     o An active member and director of the International Association of Drilling Contractors and a member in the Society of Petroleum Engineers

The Board engaged the services of RSR Partners to assist in identifying candidates for the Chief Executive position and the successful completion of this process.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or government enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.